Gmail [redacted]

Introducing the Legion M Film Fund – Your Chance to Invest in Fackham Hall

1 message

Legion M <team@legionm.com>
To: [redacted]
Wed, Nov 26, 2025 at 8:05 AM

LEGION M

TL;DR

➡Legion M is launching a new Film Fund. The first investment is *Fackham Hall.*

➡Non-binding reservations are open now. Learn More.

➡This a new opportunity for investors and an important strategic step for Legion M.

Dear Taylor,

For nearly a decade, Legion M has led the revolution to *Open the Gates of Hollywood* by giving fans the chance to invest in Film and TV.

In 2016 we launched the first ever fan-owned studio. We now have over 58,000 investors as we march towards our goal of an IPO.

Beginning in 2022, we gave fans the chance to invest directly in individual movies To date, Legion M has paid out over $1.5MM in royalties to investors in *William Shatner: You Can Call Me Bill,* and *My Dead Friend Zoe.* We currently have an offering open for *Fade To Black*.

Today, we're announcing a new investment vehicle that allows you to participate directly in *distribution*: **The Legion M Film Fund**.

Whereas our previous offerings are high risk/reward "swings for the fences", the Film Fund takes a more conservative approach by focusing on investments (e.g. P&A, distribution, and secured financing) with potential for steady returns.

All in a fund where returns from one project automatically roll over into the next. Starting with *Fackham Hall*.

If this sounds interesting, please **check out our "testing the waters page"** and make a non-binding reservation today. You won't have to commit until the officially offering opens, but your non-binding reservation will give you priority if it sells out.

LEARN MORE ABOUT THE FILM FUND

As always, if this isn't your thing – or if it's not a good time to invest – don't sweat it. We work hard to create opportunities for those who want them, but you should never feel any pressure to invest in Legion M offerings.

WHAT DOES THIS MEAN FOR LEGION M INVESTORS?

We believe this fund is a HUGE strategic step as Legion M continues to expand into distribution. When it comes to Hollywood, cash is king. The ability for Legion M to have a dedicated pool of money for marketing and distribution gives us greater control over our own destiny, as well as potential access to projects we might not otherwise get.

So whether you invest in the Film Fund or not, we believe this is a very positive development as we pursue our goal of an IPO or exit that provides liquidity for all Legion M shareholders.

GOT QUESTIONS?

If you have any questions, please submit them here, and we'll post some answers in our next Q&A update. We also plan to do a shareholder call sometime after Thanksgiving. Stay tuned!

Onward and Upward,

Paul, Jeff, and the Legion M Team

Certain statements in this document, including descriptions of the fund's strategy, goals, targets, projected timelines, potential returns, liquidity features, and expected outcomes, constitute forward-looking statements. Forward-looking statements are inherently uncertain, are based on current expectations and assumptions, and involve a variety of risks and uncertainties—many of which are beyond the fund's control. Actual results may differ materially from those expressed or implied, and no assurance can be given that any objectives, projections, or expectations will be achieved.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED WITH THE SEC AND THIS MAY ONLY DONE THROUGH AN INTERMEDIARY'S PLATFORM.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

THE COMPANY IS "TESTING THE WATERS" UNDER REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

Gmail [redacted]

ICYMI - Legion M Introduces a new Film Fund & investment opportunity in Fackham Hall

1 message

Legion M <team@legionm.com> Fri, Nov 28, 2025 at 8:11 AM
To: [redacted]

LEGION M

TL;DR

➡Legion M is launching a new Film Fund. The first investment is *Fackham Hall.*

➡Non-binding reservations are open now. Learn More.

➡This a new opportunity for investors and an important strategic step for Legion M.

Dear Taylor,

For nearly a decade, Legion M has led the revolution to *Open the Gates of Hollywood* by giving fans the chance to invest in Film and TV.

In 2016 we launched the first ever fan-owned studio. We now have over 58,000 investors as we march towards our goal of an IPO.

Beginning in 2022, we gave fans the chance to invest directly in individual movies To date, Legion M has paid out over $1.5MM in royalties to investors in *William Shatner: You Can Call Me Bill,* and *My Dead Friend Zoe.* We currently have an offering open for *Fade To Black*.

Today, we're announcing a new investment vehicle that allows you to participate directly in *distribution*: **The Legion M Film Fund**.

Whereas our previous offerings are high risk/reward "swings for the fences", the Film Fund takes a more conservative approach by

focusing on investments (e.g. P&A, distribution, and secured financing) with potential for steady returns.

All in a fund where returns from one project automatically roll over into the next. Starting with *Fackham Hall*.

If this sounds interesting, please **check out our "testing the waters page"** and make a non-binding reservation today. You won't have to commit until the officially offering opens, but your non-binding reservation will give you priority if it sells out.

LEARN MORE ABOUT THE FILM FUND

As always, if this isn't your thing – or if it's not a good time to invest – don't sweat it. We work hard to create opportunities for those who want them, but you should never feel any pressure to invest in Legion M offerings.

WHAT DOES THIS MEAN FOR LEGION M INVESTORS?

We believe this fund is a HUGE strategic step as Legion M continues to expand into distribution. When it comes to Hollywood, cash is king. The ability for Legion M to have a dedicated pool of money for marketing and distribution gives us greater control over our own destiny, as well as potential access to projects we might not otherwise get.

So whether you invest in the Film Fund or not, we believe this is a very positive development as we pursue our goal of an IPO or exit that provides liquidity for all Legion M shareholders.

GOT QUESTIONS?

If you have any questions, please submit them here, and we'll post some answers in our next Q&A update. We also plan to do a shareholder call sometime after Thanksgiving. Stay tuned!

Onward and Upward,

Paul, Jeff, and the Legion M Team

This overview is provided for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any offering will be made solely to accredited investors pursuant to a confidential Private Placement Memorandum ("PPM") — or to non-accredit investors via an offering statement — and the governing fund documents, which should be carefully reviewed before investing. The summary information contained herein is qualified

in its entirety by the PPM, and any investment decision should be based exclusively on the information contained in those materials.

Certain statements in this document, including descriptions of the fund’s strategy, goals, targets, projected timelines, potential returns, liquidity features, and expected outcomes, constitute forward-looking statements. Forward-looking statements are inherently uncertain, are based on current expectations and assumptions, and involve a variety of risks and uncertainties—many of which are beyond the fund’s control. Actual results may differ materially from those expressed or implied, and no assurance can be given that any objectives, projections, or expectations will be achieved.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED WITH THE SEC AND THIS MAY ONLY DONE THROUGH AN INTERMEDIARY'S PLATFORM.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

THE COMPANY IS “TESTING THE WATERS” UNDER REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

LEGION M

Gmail [redacted]

Fan-Owned Hollywood in the Spotlight: Legion M Featured in Deadline, IndieWire & More

Legion M <team@legionm.com> Wed, Mar 18, 2026 at 10:16 AM
To: Legion M Entertainment Inc <orders@thelegionm.com>


LEGION M
BREAKING NEWS
ENTERTAINMENT
LEGION M

Dear Legion,

Over the past few weeks, Legion M has been featured in several great outlets, and we wanted to take a moment to share a few highlights.

THE INDUSTRY.

Has Legion M Changed Film Financing? **— The Industry**

Legion M Cofounder Paul Scanlan recently joined *The Industry* podcast to discuss Legion M's core idea: building a fan-owned

entertainment company that gives audiences a real stake in the stories they help bring to life. The conversation explores how Legion M's model differs from traditional Hollywood financing and why community-powered entertainment could play a bigger role in the future of the industry.


THE FILMUP PODCAST PRESENTS
LEGION M
PAUL SCANLAN
MARCH 10 · S6, E4 · 1HR 10MIN
#100 - Paul Scanlan - CEO of Legion M
The FilmUp Podcast
Play

Episode #100 – Paul Scanlan, CEO of Legion M — The FilmUp Podcast

Paul was also featured on the 100th episode of *The FilmUp Podcast*. In the interview, he talks about the origins of Legion M, the challenges and opportunities of building a fan-owned company, and what the next chapter might look like for both Legion M and the broader entertainment ecosystem.


DEADLINE

Legion M Launches Film Fund — Deadline

Industry outlet *Deadline* recently covered the launch of the Legion M Film Fund, which debuted with the holiday spoof *Fackham Hall* as its first title. The article dives into how the fund works and how it's designed to support the acquisition and release of films with the

Legion M community playing a role in the process. The Film Fund is expected to open for investment within the next week or two.


Indiewire

Fans Helping Discover and Release Festival Films — IndieWire

IndieWire also highlighted the Film Fund and its potential to help fans play a role in discovering and releasing films coming out of major festivals like Sundance. It's another example of how Legion M is building new pathways between audiences and the entertainment they love.


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800% Growth Spirits Brand Launches Crowdfunding with Legion M — BevNET

We're always looking for opportunities to expand the Legion M model in new and complementary ways, which led to our partnership with Chay Spirits, an emerging brand building a community around its product. We're not investing cash, but applying our expertise in community building and equity crowdfunding to help them grow, earning a stake in the company and getting paid for our work along the way.

We're incredibly proud to see the Legion M community and mission showing up in these conversations across the industry. If you have a few minutes, we encourage you to check out the articles and podcast interviews above.

Thank you, as always, for being part of this journey. None of it happens without you!

-Paul, Jeff, and the Legion M Team

How do you rate this email?

Gmail [redacted]

Business Update: Fackham Hall Delivers for Legion M

Legion M <team@legionm.com>
To: [redacted]
Thu, Feb 19, 2026 at 9:50 AM

LEGION M


FACKHAM HALL
BORN TO ARISTOCRACY. BRED FOR IDIOCY.
LEGION M
BLEECKER STREET

EXECUTIVE SUMMARY:

Fackham Hall is performing very well on VOD - it likely earned Legion M more in the first week or two of VOD than its entire theatrical run

After riding the charts for 7+ weeks, we're still an Amazon top 10 comedy (and top 40 overall!) best-seller.

At the request of investors, we're offering DVD's and Blu-Rays ... and throwing in a fun free gift with purchase.

Those who are interested can still make a direct investment in *Fackham Hall* via the Legion M Film Fund.

Hey Taylor,

When we sent our last *Fackham Hall* update - a box-office recap in December - we said the battle for profitability would be won or lost in VOD. We're happy to report that **we're winning!**

THEATRICAL RECAP

If you recall, the movie was released to over 1,100 theaters on December 5th. It was a tight theatrical window – a two week gap between the huge Thanksgiving and Christmas movies. We generated just over $1MM in US box office – not a spectacular result, but one we felt was "good enough" given the window.

VOD RELEASE

However, the whole reason we settled for a tight theatrical window was because it came with a fantastic VOD release date. And that's where things get interesting...

On Dec 26th, *Fackham Hall* released on Amazon, Apple, and everywhere you rent/buy movies online. We were perfectly positioned to ride the charts during one of the busiest VOD windows of the year. While we don't have official results, **the movie likely earned more in the first week or two of VOD than its entire theatrical run**.

And it just keeps going!

As of this writing, nearly 8 weeks after *Fackham Hall's* VOD release, we're still a top 10 comedy best-seller on Amazon – and a top 40 best seller overall!

And the feedback has been tremendous – when we post about the movie on social media, we receive hundreds of comments from people telling us how much they enjoyed it.

BUSINESS IMPACT

Our goal is to turn *Fackham Hall* into an *Airplane* or Pythonesque cult movie. We believe we're well on the way.

If you are a Legion M investor, this is good news. Our deal with Bleecker Street provides us a share of all revenue generated by *Fackham Hall* for the 20 year life of the deal. This is a good long-term revenue stream that brings Legion M one step closer to profitability.

LEGION M FILM FUND

If you want to invest directly in *Fackham Hall*, there's still time to join the Legion M Film Fund. Phase I of the fund (for accredited investors) is open now, and Phase II (for everyone else) is open for reservations.

Is it normal to sell an investment in a movie was released months ago and is off to such a good start? No.

But we're a fan-owned company, which means we report to YOU. We're doing everything we can to hold the door open so those who are interested can participate.

DVD/BLU-RAYS

DVDs and Blu-Rays are already available on Amazon, but many investors told us they'd prefer to buy from Legion M.

Amazon is cheaper (especially if you already pay for Prime shipping), but buying from Legion M is a LOT more fun.

That's because we have a limited number of Premiere Gift Bags left over from the *Fackham Hall* NYC premiere that we're including as a **free gift with purchase** while supplies last. For details, **check out the offer in Legion M shop**.

QUESTIONS?

Got any questions? Just reply to this email, and we'll do our best to respond directly to you – or to include an answer in a future email.

Onward and Upward!

Paul, Jeff, and the Legion M team

Important Legal Disclosure

This email is provided for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any offer or sale of securities will be made only pursuant to definitive offering materials, including a confidential private placement memorandum ("PPM") or offering statement, and the applicable governing documents, which should be carefully reviewed in their entirety before making any investment decision.

Certain statements contained herein may constitute forward-looking statements, including statements regarding investment strategy, objectives, anticipated timelines, potential returns, liquidity features, or expected outcomes. Forward-looking statements are based on current expectations and assumptions and

involve significant risks and uncertainties, many of which are outside the control of the fund. Actual results may differ materially, and there can be no assurance that any stated objectives or projections will be achieved.

Additional Disclosures for Non-Accredited Investors

No money or other consideration is being solicited at this time, and none will be accepted, unless and until an offering statement has been filed with and qualified by the SEC. Any indication of interest is non-binding and involves no obligation or commitment of any kind.

The company may be "testing the waters" under applicable securities regulations to determine whether there is interest in a potential offering. The company is not obligated to proceed with any offering and may elect to offer securities to some, all, or none of the individuals who express interest, and any such offering may be conducted under a different exemption or structure than currently contemplated. If an offering is conducted, sales may only be made after the required SEC filings become effective or qualified. The final offering materials may differ materially from the information presented here.

An Entirely New Way To Invest In Movies.

WHAT IS THE LEGION M FILM FUND?

The Legion M Film Fund gives you the opportunity to invest in the *distribution* of movies from Legion M and our partners. The fund offers "Fan-First" terms on investments we believe have potential to provide rapid, low risk (for the movie industry!) returns that roll over from one project to the next.

HOW IT WORKS:

As returns from each project are recouped, the money goes back into the pool where it automatically rolls over into the next project. Or you can request a "cash out" and have any returns paid back to you as they come in.

Our strategy is to create consistent compounding returns for investors. We're not swinging for the fences – we're attempting to string together singles and doubles that add up to wins over time.

INVEST NOW

INSTITUTIONAL GRADE. AVAILABLE TO ALL.

The Legion M Film Fund is available to *all* investors. There are different options, but **they operate the same**. The difference is in how they are taxed, and which SEC regulations are used to offer them.

STANDARD

Optimized For Most Investors

Any Investor can reserve a spot today (Reg-CF)
$100 Minimum Investment

Accredited Investors can invest today (Reg-D)
$5,000 Minimum Investment

- Fan First Terms
- Liquidity (Limited)
- Automatic Rollover
- No Annual Fees Or "Carry"
- Secure Investor Checkout Via **Dealmaker.tech**

Standard Tax Treatment (1099)
You only pay tax when you cash out or receive a distribution.

RESERVE / INVEST

Read the PPM for LEGION M FILM FUND - 1099, LLC.

PRO

Optimized For Larger Investors Utilizing Advanced Tax Strategies

$25,000 Minimum Investment

Accredited Investors Only

- Fan First Terms
- Liquidity (Limited)
- Automatic Rollover
- No Annual Fees Or "Carry"
- Secure Investor Checkout Via **Dealmaker.tech**

Advanced Tax Treatment (K1)
You will receive a K1 each year with tax responsibility for gains/losses.

INVEST NOW

Read the PPM for LEGION M FILM FUND - K1, LLC

PARTNER

Opportunity For Investors Seeking EP Credits & Ways To Get Involved

$500,000 Minimum Investment

Accredited Investors Only

- Fan First Terms
- Liquidity (Limited)
- Automatic Rollover
- No Annual Fees Or "Carry"
- Secure Investor Checkout Via **Dealmaker.tech**
- Earn an Executive Producer credit in a Legion M film.

Advanced Tax Treatment (K1)
You will receive a K1 each year with tax responsibility for gains/losses.

BOOK A CALL

Read the PPM for LEGION M FILM FUND - K1, LLC

WHY ARE WE DOING THIS?

The Legion M Film Fund has no management fees and no carry. We offer "Fan-First" terms, and do everything we can to put investors first.

In short: We're not a financial company trying to make money from a fund – we're a movie studio offering a fund in pursuit of our larger goals.

SUMMARY OF TERMS

- **Business Model:** The fund plans to make investments in the marketing, finance and distribution of film projects from Legion M and our partners. Terms vary per-project, with "Fan-First" preferences for investors.
- **Risk Profile:** Our intent is to find secured and/or "last-in, first-out" positions we believe have potential to recoup principal + 15% (capped) within 12-18 months.
- **Target Annual Return:** 7.5% to 15%+
- **Automatic Rollover:** Returns from each project are automatically reinvested into subsequent projects. Or you can elect to "cash out" as funds are recouped.
- **Annual Management Fees:** None
- **Carry:** None
- **Credits:** Investments of $500,000 or more are eligible to earn EP credits in Legion M projects and other professional opportunities. Email team@legionm.com to learn more.

This summary of terms represents our goals, which are not guaranteed. This is a new fund, and has no track record. Read the PPM for a comprehensive overview of the investment and risks.

INVEST NOW

Fackham Hall | Official Trailer | Bleecker Street & Legion M

INVESTMENT #1 - FACKHAM HALL

The fund's first investment will be *Fackham Hall*, a movie Legion M is co-distributing in partnership with Bleecker Street. Legion M is investing both money and time into the project in exchange for a percentage of distribution fees and revenue from the film.

The Legion M Film Fund will recoup alongside Legion M until the fund receives 115% (original investment plus 15% profit). Our hope is to achieve this within 12-18 months. All proceeds that are recouped go back into the pool (unless you've requested a cash-out) so they can roll over into the next project.

WHAT ARE THE RISKS?

All investments carry risk, and the movie industry is riskier than most. Our intent is to find distribution investments (e.g. P&A) that are more secure than those Hollywood is typically known for (e.g. production equity). After nearly a decade in the industry, we believe Legion M has leveled-up to the point where we can offer access to the kind of deals that make a fund like this work.

That said, outcomes are never guaranteed and there are a litany of reasons why Hollywood investments go sideways. Read the risk factors in the PPM before investing, and never invest more than you can afford to lose – not in this or in any speculative investment.

LIQUIDITY

By default, returns from one investment are automatically rolled over into the next. However as an investor you have the ability to request a full or partial redemption of your membership interest (i.e. "cash out") each quarter.

When you request a cash out, we'll return any funds from your capital account that are currently within our possession. Your share of money currently invested in a project can be paid out to you once that investment is complete.

INVEST NOW

HOW DOES THIS COMPARE WITH OTHER LEGION M INVESTMENTS?

Invest like a venture capitalist and join over 58,000 investors who own stock in Legion M. This is a HIGH RISK/HIGH REWARD investment — most startups fail, but the ones that succeed sometimes change the world! As an investor in Legion M, your return comes if Legion M IPOs or has a liquidity event that allows you to sell your stock.

INVEST IN A MOVIE:

Invest like a film financier and own a stake in one of Legion M's movies! This is also a HIGH RISK/HIGH REWARD investment, as most independent films lose money. As an investor, your return comes in the form of royalties from the movie along with fun Hollywood rewards like premiere invites and having your name in the credits. To date, Legion M has paid out more than $1.5MM in royalties to investors in *William Shatner: You Can Call Me Bill* and *My Dead Friend Zoe.* To learn more, check out the offering Legion M currently has open for *Fade To Black* on Wefunder.

INVEST IN THE LEGION M FILM FUND (This Investment):

Now you can invest in distribution with the Legion M Film Fund, which intends to focus on conservative positions with slow but steady returns that compound over time. This is a LOWER RISK (by Hollywood standards)/CAPPED REWARD investment that gives you the opportunity to be a part of multiple films with returns that automatically roll over from one investment to the next.

INVEST NOW

FAQ

What is the Film Fund?

The Legion M Film Fund is an investment offering that allows you to invest in the *distribution* of movies. It's a different type of investment, with different risk/reward characteristics than other types of movie investments. For more information, please check out the offering page.

How is it different from the investments Legion M has offered before?

The offerings Legion M have made in the past are all long-term, high risk/reward investments. For example, if you invest in Legion M, you own stock in the company and a stake in our long-term success. If you invest in a film, you own a royalty stream related to that movie that lasts in perpetuity. The Legion M film fund is different. We're targeting finished films with "last-in, first-out" financial terms, shorter timelines, and lower risk/reward profiles. The returns from one film

The Film Fund is composed of two distinct LLCs that are wholly-owned subsidiaries of Legion M. Both are owned and managed by Legion M, but each is a distinct legal entity with its own operating agreement and bank account.

Does the Film Fund help Legion M?

100%! In the past, Legion M's releases have relied on 3rd party distribution. financing. Now we're allowing our community to participate via the Film Fund. The bigger the Film Fund gets, the more stronger Legion M becomes -- and the larger the projects we can pursue.

Does the Film Fund “steal” profits that would otherwise go to Legion M?

No. The type of financing provided by the film fund is typically provided by professional 3rd party investors. With the Film Fund, Legion M has opened this opportunity to fans rather than seeking it from 3rd parties.

What kind of projects does the Film Fund invest in?

With the Film Fund, we’re targeting investments we believe have potential to provide a conservative return (typically capped at 15% per project) within 6-24 months. Returns from one investment automatically roll over to the next.

What kind of return can I expect as an investor?

It’s difficult to say with certainty, as this is a new fund without an operating history. Your return as an investor will depend on several factors, including the performance of each investment, the percentage of assets the fund is able to deploy, and the costs incurred in operating the fund. Our goal is to provide an annual return of 7.5% to 15% or more, but as with any investment, there are no guarantees.

How is it “less risky,” exactly?

With the Film Fund, we’re targeting deals with last money in, first money out terms. *Last money in* means we’re investing in the release of finished films. *First money out* means we’re at the front of the line to receive revenue. Both of these factors dramatically reduce risks

Yes - risk is part of any investment. We're working to reduce it, but there are plenty of ways things can go wrong—from partners who refuse to pay to companies that go bankrupt, contracts that are disputed, or movies that flop hard. As always, you should never invest more than you can afford to lose in any speculative investment.

What's the first project?

The first Film Fund investment is Fackham Hall, a movie Legion M is co-distributing with Bleecker Street. As part of our distribution partnership, Legion M committed to an investment on behalf of the Film Fund prior to the movie's release. When you invest, you are buying part of this commitment.

How is Fackham Hall performing?

We don't have any official data to share yet, but what we've seen is very encouraging. The Fackham Hall release strategy was built around VOD (Video On Demand), and the movie has performed well in that regard. We have every reason to believe this will be a great flagship project for the Film Fund!

Why is the Film Fund only open for Accredited Investors?

The SEC rules to raise money from accredited investors (Reg D) are easier to navigate than those for non-accredited investors (Reg CF). We plan to offer both -- we want the film fund to be available to all! -- but the accredited offering was ready to launch first.

What is an "Accredited Investor"?

"Accredited" is an SEC designation for investors that meet personal wealth thresholds. There are several ways to qualify, but the most common is to have at least $1 million in liquid assets OR $300,000 in annual salary. To participate as an accredited investor in this offering you will need to provide backup documentation or verification from a tax advisor/money manager. If you are unsure whether you qualify, click here to learn more.

If I qualify as an accredited investor, is it better to invest via Reg D or Reg CF?

Are returns different for accredited investors?

No. The fund operates the same for everyone. The only difference is that people who invest in the K-1 version of the fund ($25K minimum investment) will have the opportunity to take advantage of the advanced tax strategies offered by a passthrough LLC.

How does the "Cash Out" work?

You have the opportunity to request a full or partial "cash out" each quarter, subject to availability of funds. If your money is currently invested in a project, you'll need to wait until the project returns funds to receive them.

Will the fund pay distributions?

The fund has the option to pay distributions, but does not currently have a plan to do so. If enough investors are interested in receiving regular distributions, we're happy to consider them. Otherwise you can do a partial cash-out.

What's the difference between the 1099 and K-1 version?

The film fund consists of two different LLCs optimized for different types of investors. The 1099 version is optimized for most investors – annual taxes are managed within the fund so investors don't get taxed until they take money out. The K-1 version is optimized for larger investors ($25K minimum investment) utilizing advanced tax strategies – investors get a K-1 every year with passthrough gains/losses.

Can I invest through an IRA?

Yes. Dealmaker allows you to invest through a self-directed IRA. You can learn more about that here.

What is the deadline to invest?

We expect the Film Fund itself to remain open for some time, but the "last call" for Fackham Hall is coming soon. If you invest after that cutoff, your money will not go to Fackham Hall, but instead will need to wait for the next project.

Can I roll over proceeds from past projects like You Can Call Me Bill or My Dead Friend Zoe directly into the Film Fund without fees?

Unfortunately, no. Returns from movie projects are held by Wefunder – you'll need to pull the money out of your Wefunder account and reinvest it in the film fund.

Why is Legion M offering the Film Fund now?

After nearly a decade in the industry, we believe Legion M has leveled-up to the point where we have access to the kind of deals that make a fund like this work. We are growing as a distributor, and are at the point where we can release (or co-release) larger and larger films. We believe the Film Fund is a critical strategic asset that will allow Legion M to continue our growth as a distributor.

Most importantly, when we polled our community, the idea was met with overwhelmingly positive feedback. You liked the idea, so we built it!

Have other questions we didn't answer? Feel free to reach out to team@legionm.com

LEGION M IS THE FIRST STUDIO BUILT TO BE OWNED BY...YOU!

Why?

Because you, and all of us who are just like you, are the source of power in the entertainment industry. We're the ones that buy the tickets, pay the subscriptions and decide decide what to watch. Collectively we fuel a multi-trillion dollar industry and make studios like Disney and Warner Bros. some of the most valuable companies on the planet.

What if we could combine our power to benefit from the value we create?

and crea JOIN US, AND MAKE HISTORY WITH LEGION M! f fans —
with pot

OWNED BY FANS

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Important Legal Disclosure

This page is provided for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any offer or sale of securities will be made only pursuant to definitive offering materials, including a confidential private placement memorandum ("PPM") or offering statement, and the applicable governing documents, which should be carefully reviewed in their entirety before making any investment decision.

Any securities offering will be made either (i) solely to accredited investors pursuant to an exemption from registration under the Securities Act of 1933, or (ii) to non-accredited investors pursuant to a qualified offering statement filed with the U.S. Securities and Exchange Commission ("SEC"), and only through a properly registered intermediary platform, as applicable. No investment decision should be made based on the information contained on this page alone.

Certain statements contained herein may constitute forward-looking statements, including statements regarding investment strategy, objectives, anticipated timelines, potential returns, liquidity features, or expected outcomes. Forward-looking statements are based on current expectations and assumptions and involve significant risks and uncertainties, many of which are outside the control of the fund. Actual results may differ materially, and there can be no assurance that any stated objectives or projections will be achieved.

Investing in film-related and entertainment projects involves a high degree of risk, including the possible loss of all invested capital. Past performance of Legion M, its affiliates, or prior projects is not indicative of future results. Any references to target returns, repayment priority, structural features, or distribution waterfalls are aspirational only and do not guarantee performance, liquidity, or repayment of capital. Investments are illiquid, and transfers or redemptions are subject to significant limitations as described in the applicable offering materials.

The fund may have actual or potential conflicts of interest, including relationships with Legion M and its affiliates. A full description of these conflicts, along with material risk factors and investment considerations, is set forth in the PPM or offering statement. Prospective investors are strongly encouraged to consult with their own legal, tax, and financial advisers before investing.

No person is authorized to provide information or make representations about the fund other than those contained in the official offering materials.

potential offering. The company is not obligated to proceed with any offering and may elect to offer securities to some, all, or none of the individuals who express interest, and any such offering may be conducted under a different exemption or structure than currently contemplated. If an offering is conducted, sales may only be made after the required SEC filings become effective or qualified. The final offering materials may differ materially from the information presented here.

Third-Party Offerings and Platform Disclosure

Legion M may have other offerings available through third-party platforms, including offerings hosted on Wefunder. Each offering is separate and subject to its own offering circulars, risk factors, and terms. Investments made through Wefunder are offered through Wefunder Portal, LLC. Such investments are speculative, illiquid, and involve a high degree of risk, including the possible loss of the entire investment. Investors should not invest more than they can afford to lose.

Liquidity and Distributions

By default, returns from investments may be reinvested or rolled forward in accordance with the governing documents. Investors may have limited rights to request redemptions or distributions, subject to timing, availability of funds, and other restrictions described in the applicable offering materials. Capital invested in active projects generally cannot be returned until those projects are completed or otherwise monetized.

General Risk Statement

Film investments are inherently high-risk / high-reward. Most independent films do not generate positive returns. Any economic return may be derived from contingent revenue participation, royalties, or other project-level outcomes, and non-financial benefits (such as premiere access or credits) have no monetary value and should not be relied upon as an inducement to invest.

Please refer to the PPM or applicable offering statement for complete terms, risks, and details.


FACKHAM HALL
Directed by: Jim O'Hanlon
Written By Jimmy Carr, Patrick Carr, Andrew Dawson
Starring Damian Lewis, Tom Felton, Katherine Waterston, Thomasin McKenzie, Ben Radcliffe, Jimmy Carr

WATCH NOW

FACKHAM HALL



AVAILABLE TO RENT OR OWN ON APPLE TV OR AMAZON PRIME

SHAREHOLDER UPDATES


THE SOUTH BY SOUTHWEST FILM FESTIVAL 2026
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Play Online

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Mar 3, 2026


FACKHAM HALL

Fackham Hall Box Office Recap
Dec 24, 2025

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Legion M Launches "Last In, First Out" Film Fund, With Holiday Spoof 'Fackham Hall' As Initial Title
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OPEN FOR INVESTMENT

FADE TO BLACK



FEATURED RELEASE

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DEFIANT
6 19 '25

SECURE YOUR COPY OF 'DEFIANT'

Defiant: The Story of Robert Smalls is a 128-page, full-color journey through the life of an extraordinary American hero. From his audacious escape from slavery by commandeering a Confederate steamship, to his distinguished service in the Union Navy, and finally, his influential career as a U.S. Congressman during Reconstruction – Smalls' story is a testament to the power of one individual to ignite change.

BEST SELLING MERCH


DEFIANT - "SHAFT HOMAGE" TEE
$30


MANDY - TIGER SHIRT
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MANDY - THE BEAST - LIFE SIZE PROP REPLICA
$339


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WILLIAM SHATNER: YOU CAN CALL ME BILL



CULT CLASSIC MERCH



RENT TONIGHT ON DEMAND

THE MAN IN THE WHITE VAN



DECEMBER 24, 2025

FACKHAM HALL BOX OFFICE RECAP


FACKHAM HALL
BORN TO ARISTOCRACY. BRED FOR IDIOCY.

Now that Fackham Hall's US theatrical run has reached its conclusion, we wanted to take a moment to talk about how things are going, and answer some of the questions we've received from shareholders.

First, the results.

After two weeks in theaters, we ended with just over $1 million in US ticket sales. This was a solid result given the window we released into. The film did what it needed to do.

RENT/OWN *FACKHAM HALL* ON VOD NOW

prime video | Get it on Apple TV

Like so many films today, the release of *Fackham Hall* was optimized for VOD instead of the box office. We settled for an extremely tight theatrical window that unlocked an attractive VOD release.

Why was the movie released like this?
As a fan-owned company, we love the theatrical experience. And we know from our most recent shareholder poll* that a lot of you do too. In fact, we heard from a lot of folks who *wanted* to see *Fackham Hall* in the theater, but never got a chance. (At least not yet…see below!)

Do we prefer optimizing for VOD instead of theatrical? Not really. But it was probably the best thing to do financially. The reality today is that there's far more money to be made from VOD and streaming than theatrical release for many films.

Why was the theatrical window so short?
Thanksgiving and Christmas are two of the busiest times of the year at movie theaters. Big studio releases stake out their positions years in advance. But there's always a small gully between the big holidays, during the first couple weeks of December.

It's tight window. You have two weeks to fight holdovers of the huge Thanksgiving movies (*Wicked* and *Zootopia*) before the huge Christmas movies (*Avatar*, *David*, etc) take over all the screens. In this case, we also had to contend with *Five Nights At Freddies Part 2*, which turned into a record-breaking juggernaut.

All this made Dec 5th a tough time to launch in theaters. But – after a 21 day window – it enabled a primo VOD window starting at 9PM PT on Dec 25th.

The film played near me, but didn't have many showtimes? Why was that?
When the box office is busy, all the films vie for screen space. This year, we (Legion M and Bleecker) found it very difficult to get full schedules. Theaters would offer us as few as one showtime a day, and we had to decide whether to take it or leave it. We chose to take them.

Ultimately, the film was released in over 1,100 theaters, with about ⅓ having full schedules, and the rest split between strong splits (e.g. 3 or 4 screenings that included prime showtimes) and weak splits (e.g. 1 late show each day).

What does this mean for the film financially?
It's still too early to tell – the battle for *Fackham Hall* will be won or lost in VOD. We feel good about where we are – the movie has been well received and pre-orders are strong. We believe this is a movie with potential to stand the test of time, and we're looking forward to making the most of it over the 20-25 year life of our contract.

Will the movie come back to theaters?
We sure hope so! This is a movie best seen on the big screen - preferably in a full theater full of other people laughing. Like horror, comedy is a genre that lends itself to a shared theatrical experience.

While there are no immediate plans for a theatrical re-release, Legion M would love to bring it back. LET'S MAKE IT HAPPEN!

When will the movie be available for free on streaming?
We don't have an announcement about that yet, but we can tell you that (a) it won't be available on streaming for several months, and (b) it's not going to be on Netflix.

You should really just treat yourself and buy a copy on Amazon or Apple TV! It's the holidays after all. You deserve it!

I didn't see a logo/credit for Legion M?
When Legion M attached to *Fackham Hall,* it was too late to get our logo in it. It's a bummer – we know how galvanizing it is to see the Legion M logo before a great film. In this case, there was nothing we could do about it.

We get our share of the revenue though, which is far more important for Legion M's future!

What is Legion M's "deal" for this film?
We're co-distributing the film with Bleecker Street. We put up a portion of the money to acquire and release the movie, and get our commensurate share of any revenue the film earns for the next 20 years. We believe this is a great deal for Legion M, and a good next step for us as we continue to grow our distribution capabilities.

Can I invest directly into Fackham Hall?
We're trying to make that happen via the Legion M Film Fund. Click here to learn more and make your reservation today.

Will the movie be available on DVD or BluRay?
Yes! We don't have a release date yet, but it's available to pre-order on Amazon. We are also going to carry it in the Legion M shop, where we expect it will have a cool free gift with purchase. Stay tuned – more to come on that soon!

Got Other Questions? Post them here and we'll try to address them in a future update!

Previous
Cheers to New Partnership with CHAY SPIRITS
MARCH 3, 2026

Next
As Hollywood Consolidates, Legion M Is Expanding
DECEMBER 13, 2025

r/LegionM • 4mo ago
LegionM-Jeff

Introducing the new LEGION M FILM FUND

We just sent out an email about this, but I wanted to post it here so people could weigh in with comments. Please take a look and let us know what you think.

Note to Affectionate_Act and any other hardcore critics -- you are welcome to post your thoughts, but please keep them to one comment thread each. We're open to your criticisms (friction polishes stones), but not taking over by posting on everyone else's comments.

TL;DR

➡️Legion M is launching a new Film Fund. The first investment is Fackham Hall.

➡️Non-binding reservations are open now. Learn More.

➡️This a new opportunity for investors and an important strategic step for Legion M.

Dear Legion M Community,

For nearly a decade, Legion M has led the revolution to Open the Gates of Hollywood by giving fans the chance to invest in Film and TV.

In 2016 we launched the first ever **fan-owned studio**. We now have over 58,000 investors as we march towards our goal of an IPO.

Beginning in 2022, we gave fans the chance to invest directly in individual movies. To date, Legion M has paid out over $1.5MM in royalties to investors in *William Shatner: You Can Call Me Bill*, and *My Dead Friend Zoe*. We currently have an **offering open for Fade To Black**.

Today, we're announcing a new investment vehicle that allows you to participate directly in distribution: **The Legion M Film Fund**.

Whereas our previous offerings are high risk/reward "swings for the fences", the Film Fund takes a more conservative approach by focusing on investments (e.g. P&A, distribution, and secured financing) with potential for steady returns.

All in a fund where returns from one project automatically roll over into the next. Starting with *Fackham Hall*.

If this sounds interesting, please **check out our "testing the waters page"** and make a non-binding reservation today. You won't have to commit until the officially offering opens, but your non-binding reservation will give you priority if it sells out.

LEARN MORE ABOUT THE FILM FUND

As always, if this isn't your thing – or if it's not a good time to invest – don't sweat it. We work hard to create opportunities for those who want them, but you should never feel any pressure to invest in Legion M offerings.

WHAT DOES THIS MEAN FOR LEGION M INVESTORS?

We believe this fund is a HUGE strategic step as Legion M continues to expand into distribution. When it comes to Hollywood, cash is king. The ability for Legion M to have a dedicated pool of money for marketing and distribution gives us greater control over our own destiny, as well as potential access to projects we might not otherwise get.

So whether you invest in the Film Fund or not, we believe this is a very positive development as we pursue our goal of an IPO or exit that provides liquidity for all Legion M shareholders.

GOT QUESTIONS?

If you have any questions, please **submit them here**, and we'll post some answers in our next Q&A update. We also plan to do a shareholder call sometime after Thanksgiving. Stay tuned!

Onward and Upward,

Paul, Jeff, and the Legion M Team

This overview is provided for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any offering will be made solely to accredited investors pursuant to a confidential Private Placement Memorandum ("PPM") — or to non-accredit investors via an offering statement — and the governing fund documents, which should be carefully reviewed before investing. The summary information contained herein is qualified in its entirety by the PPM, and any investment decision should be based exclusively on the information contained in those materials.

Certain statements in this document, including descriptions of the fund's strategy, goals, targets, projected timelines, potential returns, liquidity features, and expected outcomes, constitute forward-looking statements. Forward-looking statements are inherently uncertain, are based on current expectations and assumptions, and involve a variety of risks and uncertainties—many of which are beyond the fund's control. Actual results may differ materially from those expressed or implied, and no assurance can be given that any objectives, projections, or expectations will be achieved.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED WITH THE SEC AND THIS MAY ONLY DONE THROUGH AN INTERMEDIARY'S PLATFORM.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

THE COMPANY IS "TESTING THE WATERS" UNDER REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

16 | 20 | Share | Approved 4 months ago

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